FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  05 July 2006


                               File no. 0-17630


                               Trading Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement




                            N E W S   R E L E A S E

                                                                     5 July 2006

                         CRH PLC INTERIM TRADING UPDATE

CRH plc, the international building materials group, is issuing this trading update for the half-year ended 30 June 2006. The Interim results for the six months ended 30 June 2006 are due to be announced on Tuesday, 29 August 2006.

Overview

Our AGM statement issued on 3 May 2006 indicated that overall trading in the first four months had been favourable with in particular a strong start from our operations in the Americas. Through May and June, our American businesses have continued to perform strongly and, despite subdued trading in a number of major markets, our European operations have made progress. As a result, with an improved performance in each of our six business segments, CRH expects that profit before tax for the six months to 30 June 2006 will increase by approximately one-third compared with the reported 2005 outcome of euro 383 million.

Europe Materials

Overall Irish construction activity improved further in the first half of the year resulting in satisfactory volumes while the impact of higher input costs is being offset by continuing phased price recovery. Our operations in Finland have had a strong start helped by broad-based construction demand. As expected, the completion of a major infrastructure project has led to a decline in our first half cement volumes in Switzerland; however this has been compensated by an improved performance in our downstream businesses. Construction demand in Poland has recovered rapidly from a weather-affected start resulting in better profitability across our operations. In Ukraine, sharply higher gas costs have been counterbalanced by improved pricing, and the capital project to convert from gas-fired kilns to coal is scheduled for completion before the end of the year. In Iberia, our Spanish operations have enjoyed a favourable start to the year although higher input costs have led to a slight decline in overall margin. While our Portuguese joint venture has faced reduced cement demand in its home market, the impact has been offset by increased cement exports and a stronger outcome in its downstream operations.

First half operating profit is expected to show a broad-based improvement on the 2005 level.

Europe Products

Despite continuing subdued markets our Products activities overall have seen a gradual pick-up in underlying demand through the first half of the year.

In Concrete Products, our Structural operations (floor & wall elements, beams, vaults and drainage products) are benefiting from stronger demand in Benelux, France and Denmark while the sand-lime brick business has continued to perform well. After a slow start to the year, Architectural operations (pavers, tiles and blocks) in Benelux, France and Germany have seen an improvement in demand in recent months. With benefits from 2005 acquisition activity and organic growth, overall profitability in Concrete Products is expected to show a strong first half advance.

In Clay Products, production shut-downs in our UK and German operations over the winter months, implemented in order to better balance supply and demand and to avoid seasonal price peaks in volatile winter gas markets, had an adverse impact on profitability in the early months. As a result, and despite May/June results being ahead of 2005, first half operating profit for these operations is expected to be lower than last year.

In Building Products, our Insulation activities have benefited from 2005's restructuring initiatives with an improved performance. Our Fencing & Security and Daylight & Ventilation operations are performing to expectations against a backdrop of very competitive markets and higher input costs. Construction Accessories continues to perform well and is benefiting from an active 2005 development programme and the Halfen-Deha acquisition which was completed in early May.

Overall, we expect a much improved first half performance helped by good incremental contributions from 2005 and 2006 acquisitions complemented by organic growth.

Europe Distribution

Although a pick-up in overall Dutch retail sentiment has been evident since early in the year, it is only in recent months that these trends have been reflected in demand across our DIY operations. In consequence, first half results from our Benelux DIY businesses are expected to be broadly similar to 2005. More positively, the first half of 2006 has seen improving momentum in our Builders Merchants businesses in the Benelux, France and Switzerland with good underlying profit improvement. Quester, the leading Austrian builders merchant acquired in October 2005, experienced somewhat disappointing trading in the early months of the year; as a result, and despite some improvement in recent months, its contribution to first half profit growth will be modest. Bauking, the German builders merchant and DIY operator in which CRH acquired a 48% stake last December, is performing to expectations.

Overall first half operating profit in Europe Distribution is expected to show a strong improvement on 2005 levels, with the bulk of the advance generated from underlying operations.

Americas Materials

Despite heavy rains in parts of the east and mid-west in the latter weeks of June, first half demand in the Americas Materials Division has exceeded expectations helped by a mild winter which facilitated early private sector construction activity. Overall volumes were satisfactory with in particular a continuing strong performance in the west. Our ongoing focus on effective pricing strategies to offset the impact of higher energy and input costs has resulted in good first half sales price increases and improved margins. The Mountain Companies businesses acquired at end-October 2005 are performing well but due to seasonal trading patterns will have little impact on the first half profit outcome.

With better volumes and margins the outcome for the first half of the year is expected to show a good improvement on 2005, resulting in an operating profit for the period compared with the more traditional first half seasonal loss.

Americas Products

Annual revenues from our Products operations are broadly divided 40% Residential, 45% Non-residential and 15% Infrastructure. These businesses have enjoyed an excellent first half helped by generally favourable weather, good levels of US housing activity and further improvement in US non-residential construction demand.

Our Precast Group, which is a leading manufacturer of precast, pre-stressed and polymer concrete and concrete pipe, has benefited significantly from continuing broad-based growth in non-residential construction and good infrastructure demand.

Despite some moderation in residential activity, our Architectural Products Group (APG) continues to generate good overall organic growth combined with benefits from 2005 acquisitions. APG's Glen-Gery clay brick operation achieved strong price increases; however, these were not sufficient to offset fully the impact of higher energy costs.

The Glass Group, which derives almost 80% of its revenues from the non-residential segment, has enjoyed significant first-half organic growth helped by a continuing shift towards higher-margin segments in laminated and insulated glass.

Integration of MMI, our new US product platform in fencing products, welded wire reinforcement and construction accessories acquired at the end of April, is well under way and we are optimistic regarding the medium-term development opportunities for this largely non-residential oriented business.

Our South American operations are ahead of expectations to date in 2006.

Overall, these activities are expected to deliver a strong first half profit advance with a further improvement in overall operating margin, notwithstanding some dilution resulting from MMI's lower margin businesses.

Americas Distribution

Following its record performance in 2005, the Distribution Group has experienced continued positive trading conditions through the first half of the year in both its roofing & siding and interior products segments. With an estimated 65% of revenues generated in the repair, maintenance and improvement (RMI) segment, moderation in new housing demand has had little adverse impact on business to date while the Florida market has remained particularly buoyant.

First half operating profit is expected to show a substantial profit advance with an improved margin, reflecting strong incremental acquisition contributions and organic growth.

Development

First half acquisition and investment activity amounted to approximately euro 800 million. This includes the purchase of MMI and Halfen-Deha, along with 34 other acquisitions across our various product segments. Details of these latter transactions are provided in the accompanying Development Strategy Update released today. The Group's pipeline of potential development opportunities remains strong and the due diligence review under the exclusivity agreement with Ashland, Inc., announced on 19 June, which may lead to the acquisition of Ashland Paving and Construction, Inc., is continuing.

Financial

The Group's cash flow and financial position remain very strong. While higher short-term interest rates and the substantial acquisition activity completed over the past year will result in a significant increase in net finance costs compared with first half 2005 (2005 - euro 78 million), EBITDA/net interest cover for the 12 months to end June 2006 is expected to be well in excess of 11 times.

Outlook

In the US, the economy and overall construction market continue strong although, as usual, activity levels vary by region. While US housing construction is moderating, activity remains at a strong level; non-residential construction is continuing to grow and highway markets are robust, although as in 2005 we may see some modest late season volume impact as a result of higher product prices. In Europe, recent months have seen the emergence of somewhat firmer demand in a number of previously subdued economies with ongoing momentum in the more strongly performing countries. The continuing successful recovery of significant energy cost increases remains a major focus across our operations.

Based on a continuation of the current US$/euro exchange rate for the remainder of 2006, the translation impact on full year profit before tax compared with 2005 will be minimal.

CRH has had a particularly good start to the year. The current business outlook is on the whole positive and, while as always risks remain, we expect good profit growth in the more significant second half of the year leading to a healthy advance for 2006 as a whole.

________________________________________________________________________________

This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts' conference call at 8.00 a.m. BST on 5th July 2006 to discuss this Statement and the Development Strategy Update. The dial-in number is +44 20 7162 0125. A recording of the conference call will be available from
10.00 a.m. BST on 5th July 2006 by dialling +44 20 7031 4064. The security code for the replay will be 707628.
________________________________________________________________________________

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony       Chief Executive
Myles Lee           Finance Director
Eimear O'Flynn      Head of Investor Relations
Maeve Carton        Group Controller


          CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
                TELEPHONE +353.1.4041000 FAX +353.1.4041007

                  E-MAIL mail@crh.com WEBSITE www.crh.com
          Registered Office, 42 Fitzwilliam Square , Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 July 2006


                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director